January 26, 2023

VIA EDGAR AND MAIL

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Fay

Brian Cascio, Accounting Branch Chief

Re: Talkspace, Inc.

Form 10-K for the fiscal year ended December 31, 2021 (the “2021 10-K”)

Filed February 25, 2022

Response Dated December 22, 2022

File No. 001-39314

Dear Mr. Fay:

This letter is being submitted in response to the comment letter dated January 12, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Jennifer Fulk, Chief Financial Officer (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below in italics, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 64

1.
We note in your response to prior comment 2 that revenue prior to the impact of revenue reserves is a non-GAAP measure. It appears that this non-GAAP measure represents a tailored accounting principle prohibited by Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (CD&Is). Please remove this non-GAAP measure from future filings. Alternatively, tell us how you comply with the guidance.

Response

In response to the Staff’s comment, the Company will remove “revenue prior to the impact of revenue reserves” from all future filings and other public disclosures.

Revenue Reserves, page 82

2.
We have reviewed your responses to prior comments 3 and 4 and have the following comments:

Response

• Your references to, and use of, revenue reserves does not appear consistent with the guidance in ASC 606 as ASC 606 does not make reference to reserves. Please explain to us in further detail the nature of your revenue reserves, how revenue reserves are determined, and how your use of revenue reserves complies with ASC 606.

In response to the Staff’s comment, the Company’s revenues are generated from service contracts with enterprises, health plans clients and employee assistance (EAP) organizations ("collectively", B2B revenue) and individual customers (B2C revenue). Revenues are recognized when the Company satisfies its performance obligation to perform its defined contractual obligations to provide virtual behavioral healthcare services. Revenue is recognized in an amount that reflects the consideration that is expected to be collected in exchange for the service rendered.

B2B revenue is recognized at a point in time as virtual behavioral healthcare therapy or a psychiatry session is rendered to our health plan clients’ and EAP organizations’ eligible covered members. Health plan clients and EAP organizations are insurance payors. It is customary business practice in the healthcare industry for insurance payors to pay less than the contractually stated rates due to denied insurance claims. While health plan clients and EAP organizations are meant to pay the Company based on contracted rates or the Company’s billed charges, payments received from these customers are generally less than billed charges. As a result, the Company determines the total transaction price, including an estimate of any variable consideration, at contract inception and reassesses this estimate at each quarterly reporting date. This estimate (also known as “implicit price concession”) is primarily based on actual historical collection data for each insurance payor over a twelve-month period. Revenue from health insurance plans and EAP organizations is presented net of implicit price concessions.

The Company agrees that ASC 606 does not include reference to revenue reserves. The Company used the term “revenue reserves” to describe and report the variable consideration portion of revenue generated from its contracts with health plan clients and EAP organizations. In order to avoid further confusion, in future filings the Company will use the term “variable consideration” in place of “revenue reserves.”

B2C revenue is recognized ratably over the subscription period, beginning when therapy services commence. The transaction price includes variable consideration in the form of refunds. The Company estimates the refund liability for the variable consideration primarily based on historical experience, which is recorded within the “Accrued expenses and other current liabilities” line item in the consolidated balance sheet. The refund liability balance was less than $600,000 as of December 31, 2021 and is currently expected to be less than $300,000 as of December 31, 2022. Revenue from B2C customers is presented net of refunds.

• In addition, you set forth that you have not recorded any bad debt expense for 2021 and 2020 and that your contracts do not contain variable consideration, but it appears that you are applying ASC 606-10-32-5 when you record revenue reserves. Please clarify for us whether the promised consideration is variable as set forth in either ASC 606-10-32-7 (a) or (b).

As noted above, the Company’s B2B customers (health plan clients and EAP organizations) are insurance payors. Although the Company makes every effort to collect the full amounts due from these customers, it is customary business practice in the healthcare industry for insurance payors to pay less than the contractually stated rates due to denied insurance claims and as such the Company has accepted that certain claims or portions of claims will not be paid by these customers. As a result, the Company has concluded that the promised consideration is variable pursuant to paragraph (a) of ASC 606-10-32-7, which states that “the customer has a valid expectation arising from an entity’s customary business practices, that the entity will accept an amount of consideration that is less than the price stated in the contract; that is, it is expected that the entity will offer a price concession.”

Therefore, the Company has been applying ASC 606-10-32-5 since it has been applicable. In future filings the Company will use the term “variable consideration” in place of “revenue reserves” to describe the variable consideration component of revenue.

• Please clarify for us which of the methods under ASC 606-10-32-8 you utilize to estimate variable consideration, if applicable.

In response to the Staff’s comment, the Company notes that since the majority of the Company’s contracts with health plan clients and EAP organizations have similar characteristics, the Company estimates the amount of variable consideration by applying the guidance in ASC 606-10-32-8 using the expected value method primarily based on actual historical collection data for each insurance payor over a twelve-month period.

The Company will expand the disclosures with respect to the methods used by the Company to estimate variable consideration in future filings. Please refer to the following response for a draft of the expanded disclosures.

• Revise your disclosure to include all of the items required by ASC 606-10-50, as applicable. For example, provide the qualitative and quantitative disclosure about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for discounts, rebates, refunds, or credits, as set forth in ASC 606-10- 50-1(b), 50-17, and 50-20.

In response to the Staff’s comment, the Company notes the current disclosure and paragraph titled ‘Revenue Reserves’ on page 82 will be removed and the following will be added to the ‘Revenue Recognition’ section in future fillings. The Company will also remove all references to “revenue reserves” in future filings.

Proposed additional disclosure:

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for the service rendered. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that is included in the transaction price using the expected value method, as this method best predicts the amount of consideration to which the Company will be entitled based on the terms of its contracts. Variable consideration is included in the transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company contracts with health insurance plans and employee assistance (EAP) organizations to provide therapy and psychiatry services to their eligible covered members. Revenue is recognized at a point in time when a virtual therapy or psychiatry session is rendered. The transaction price is determined based on contracted rates and includes variable consideration in the form of price concessions. The Company determines the total transaction price, including an estimate of any variable consideration, at contract inception and reassesses this estimate at each reporting date. The Company determines its estimate of variable consideration primarily based on actual historical collection experience for each insurance payor over a twelve-month period. Revenue from health insurance plans and EAP organizations is presented net of implicit price concessions.

The Company also generates revenues from the sale of monthly, quarterly, bi-annual and annual membership subscriptions to the Company's therapy platform as well as supplementary a la carte offerings directly to individual consumers. The Company recognizes member subscription revenues ratably over the subscription period, beginning when therapy services commence. The Company recognizes revenues from supplementary a la carte offerings at a point in time, as virtual therapy sessions are rendered. Individuals may cancel their subscription at any time and will receive a pro-rata refund for the subscription price. The transaction price includes variable consideration in the form of refunds. The Company estimates the refund liability for the variable consideration portion of the transaction price primarily based on historical experience, which is recorded within the “Accrued expenses and other current liabilities” line item in the consolidated balance sheet. Revenue from individual consumers is presented net of refunds.

• Please provide us a revised accounting policy and disclosure that address any changes or clarifications from the preceding comments, to be included in future filings.

The Company included its revised accounting policy disclosure in response to the previous comment. The Company confirms that this disclosure is reflective of the Company’s accounting policy and the accounting policy and disclosure will be updated to the extent changes are made.

Please do not hesitate to contact the undersigned should you have any questions or comments regarding this response. Thank you very much for your attention to this matter.

By: /s/ Jennifer Fulk
Jennifer Fulk
Chief Financial Officer

cc:

John Reilly, Talkspace General Counsel

Brett Nadritch, Milbank LLP

Yael Naftaly, Kost Forer Gabbay & Kasierer, A Member of EY Global